March 28, 2022

Joseph Kempf, Senior Staff Accountant

Robert Littlepage, Accounting Branch Chief

Larry Spirgel, Office Chief

Priscilla Dao, Staff Attorney

Division of Corporation Finance Office of Technology

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Applied Blockchain, Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed March 21, 2022 File No. 333-258818

Dear Messrs. Kempf, Littlepage and Spirgel and Ms. Dao:

In response to your letter dated March 24, 2022, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), please see below our responses to your comments and revisions in connection therewith to be included in Amendment No. 9 to our Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on March 28, 2022 (“S-1 Amendment No. 9”). We have included your comments in italics for reference.

Amendment No. 8 to Registration Statement on Form S-1

Mining Operation, page 2

1.	We note your response to comment 3 and the related disclosures provided in response to comment 1. Provide pro forma financial statements prepared in accordance with Article 11 of Regulation S-X to give effect to your exit of the crypto mining business and the sale of the equipment. We refer you to Rule 11-01(a)(4) of Regulation S-X.

RESPONSE: The pro forma financial statements have been added to page F-34 of the S-1 Amendment No. 9.

If you require any further information or have additional questions, please contact me at (214) 402-5399 or Carol Sherman at (212) 808-5038.

Sincerely,

/s/ David Rench

David Rench, Chief Financial Officer

cc:	Carol Sherman